UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

RDA MICROELECTRONICS, INC.

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)

749394102 (1)
(CUSIP Number)

November 10, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                ☐         Rule 13d-1(b)
                                ☐         Rule 13d-1(c)
                                ☒        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American Depositary Shares (“ADS”).

CUSIP No. 749394 102	13G	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus Private Equity VIII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (3)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

(2)  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”) of the Issuer.

(3)  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus Netherlands Private Equity VIII I, C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (5)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

(4)  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

(5)  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WP-WPVIII Investors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (6)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (6)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (6)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (7)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

(6)  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

(7)  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus International Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (8)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (8)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (8)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (9)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

8  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

9  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus Netherlands International Partners I, C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (10)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (10)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (10)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (11)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

10  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

11  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON WP-WPIP Investors L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (12)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (12)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (12)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (13)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

(12)  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

(13)  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (14)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (14)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (14)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (15)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

14  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

15  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (16)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (16)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (16)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (17)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

(16)  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

(17)  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Warburg Pincus LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (18)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (18)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (18)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (19)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

18  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

19  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles R. Kaye
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (20)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (20)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (20)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (21)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

(20)  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

(21)  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

CUSIP No. 749394 102	13G	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joseph P. Landy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 142,625,365 (22)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 142,625,365 (22)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,625,365 (22)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 54.5% (23)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

(22)  Such amount convertible into 23,770,894 ADS of the Issuer. Each ADS represents six (6) Ordinary Shares of the Issuer.

(23)  Based upon 261,510,076 Ordinary Shares outstanding as of November 15, 2010 according to the prospectus filed by the Issuer on November 10, 2010, giving effect to the full exercise of the underwriters’ over-allotment option which was announced on the Issuer’s website on November 15, 2010.

Item 1(a)                                                 Name of Issuer:

The name of the issuer is RDA Microelectronics, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

The Company’s principal executive office is located at 690 Bibo Road, Suite 302, Building 2, Pudong District, Shanghai 201203 People’s Republic of China.

Items 2(a)                                              Name of Person Filing:

This Schedule 13G is filed by Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ( “WP VIII”), Warburg Pincus Netherlands Private Equity VIII I, C.V., a limited partnership organized under the laws of the Netherlands (“WP Netherlands”), WP-WPVIII Investors, L.P., a Delaware limited partnership (as successor in interest to Warburg Pincus Germany Private Equity VIII, K.G.) (“WP VIII Investors”), Warburg Pincus International Partners, L.P., a Delaware limited partnership (“WP International”), Warburg Pincus Netherlands International Partners I, C.V., a limited partnership organized under the laws of the Netherlands (“WP Netherlands International”), WP-WPIP Investors L.P., a Delaware limited partnership (as successor in interest to Warburg Pincus Germany International Partners, K.G.) (“WPIP Investors” and, together with WP VIII, WP Netherlands, WP VIII Investors, WP International and WP Netherlands International, the “Warburg Pincus Investors”), Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”) and the general partner of each of the Warburg Pincus Investors, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WP Partners, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the Warburg Pincus Investors, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  The Warburg Pincus Investors, WP Partners, WP, WP LLC, Mr. Kaye and Mr. Landy are sometimes collectively referred to herein as the “Warburg Pincus Reporting Persons.”  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of any Ordinary Shares or ADS for purposes of Section 13(d) of the Act or for any other purpose.  Any disclosures herein with respect to persons other than the Warburg Pincus Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b)                                                Address of Principal Business Office:

The address of the principal business office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus & Co., 450 Lexington Avenue, New York, New York.

Item 2(c)                                                Citizenship:

WP VIII is a Delaware limited partnership, WP Netherlands is a limited partnership organized under the laws of the Netherlands, WP VIII Investors is a Delaware limited partnership, WP International is a Delaware limited partnership, WP Netherlands International is a limited partnership organized under the laws of the Netherlands, WPIP Investors is a Delaware limited partnership, WP Partners is a New York limited liability company, WP is a New York general partnership and WP LLC is a New York limited liability company.  Mr. Kaye and Mr. Landy are United States citizens.

Item 2(d)                                                Title of Class of Securities:

Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”)

Item 2(e)                                                CUSIP Number:

749394 102

Item 3                                                    Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not Applicable

Item 4                                                    Ownership:

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover page hereto for each Warburg Pincus Reporting Person and is incorporated herein by reference for each such Warburg Pincus Reporting Person.

WP VIII is the direct record owner of 69,109,200 Ordinary Shares convertible into 11,518,200 American Depositary Shares (“ADS”).  WP Netherlands is the direct record owner of 2,003,166 Ordinary Shares convertible into 333,861 ADS.  WP VIII Investors is the direct record owner of 200,316 Ordinary Shares convertible into 33,386 ADS.  WP International is the direct record owner of 68,354,633 Ordinary shares convertible to 11,392,438 ADS.  WP Netherlands International is the direct record owner 2,852,508 Ordinary shares convertible to 475,418 ADS.  WPIP Investors is the direct record owner 105,542 Ordinary shares convertible to 17,590 ADS.

Item 5                                                     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Warburg Pincus Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, in excess of 5% of the total outstanding Ordinary Shares.

Item 7                                                     Identification and Classification of the
Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company:

Not Applicable

Item 8                                                    Identification and Classification of Members
of the Group:

The Warburg Pincus Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.  The agreement among the Warburg Pincus Reporting Persons to file jointly is attached hereto as Exhibit 99.1.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Warburg Pincus Reporting Person or any of its affiliates is the beneficial owner of any Ordinary Shares or ADS for purposes of Section 13(d) of the Act or for any other purpose.

Item 9                                                     Notice of Dissolution of Group:

Not Applicable

Item 10                                                  Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2011

WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS NETHERLANDS PRIVATE EQUITY VIII I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPVIII INVESTORS, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS INTERNATIONAL PARTNERS, L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS NETHERLANDS INTERNATIONAL PARTNERS I, C.V.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WP-WPIP INVESTORS L.P.
By: Warburg Pincus Partners LLC, its General Partner
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS PARTNERS LLC
By: Warburg Pincus & Co., its Managing Member

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS & CO.

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Partner

WARBURG PINCUS LLC

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Managing Director

CHARLES R. KAYE

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact*

JOSEPH P. LANDY

By:  /s/ Scott A. Arenare
Name:  Scott A. Arenare
Title:    Attorney-in-Fact**

*  The Power of Attorney given by Mr. Kaye was previously filed as Exhibit 24.2 with the Warburg Pincus Private Equity IX, L.P. Form 3 for Builders FirstSource,
Inc., on March 3, 2006, and is hereby incorporated by reference.

**  The Power of Attorney given by Mr. Landy was previously filed as Exhibit 24.1 with the Warburg Pincus Private Equity IX, L.P. Form 3 for Builders FirstSource,
Inc., on March 3, 2006, and is hereby incorporated by reference.

EXHIBIT INDEX
-------------

Exhibit 99.1:  Joint Filing Agreement, dated February 9, 2011, by and among the
Warburg Pincus Reporting Persons.